SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.            )

FMG ACQUISITION CORP.
(Name of Subject Company (Issuer))

FMG ACQUISITION CORP.
(Names of Filing Persons (Issuer))

Common Stock, par value $0.0001
(Title of Class of Securities)

34410L106
(CUSIP Number of Class of Securities)

Four Forest Park, Second Floor
Farmington, Connecticut 06032
(860) 677-2701
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

with a copy to:

Douglas S. Ellenoff, Esq.
Adam S. Mimeles, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017
(212) 370-1300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not Applicable *	Not Applicable *

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required because this communication is made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable
Form or Registration No.: Not applicable
Filing Party: Not applicable
Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

On August 18, 2008, FMG Acquisition Corp. (“FMG”), filed Amendment No. 4 to its Registration Statement on Form S-4 (No. 333-150327) with the Securities and Exchange Commission, which further amends the Registration Statement initially filed on April 18, 2008 and amended on June 13, July 8 and August 1, 2008, relating to the special meeting of stockholders to be held in connection with the approval of the proposed merger of United Subsidiary Corp., a Florida corporation and wholly-owned subsidiary of FMG, and United Insurance Holdings, L.C., a Florida corporation, and related matters. The Registration Statement, as amended, includes a discussion of an issuer tender offer for up to 3,320,762 shares of FMG common stock that will commence on the date of the mailing of the proxy statement/prospectus to FMG stockholders. The Registration Statement, as amended, is filed as Exhibit 99.1 and is incorporated herein by reference.

Cautionary Note Regarding Forward-looking Statements

Information in these materials that involves expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue” or similar words. You should read statements that contain these words carefully because they discuss future expectations, contain projections of future results of operations or financial condition and state other “forward-looking” information. These forward-looking statements are subject to business and economic risk, reflect management’s current expectations, estimates and projections about FMG’s business, and are inherently uncertain and difficult to predict. FMG’s actual results could differ materially.

The forward-looking statements contained in these materials speak only as of the date on which they were made, and FMG disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date of the Registration Statement, as amended. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond FMG’s control and may cause actual results to differ materially from current expectations.

Important Information

THE TENDER OFFER DESCRIBED IN FMG’S REGISTRATION STATEMENT HAS NOT YET COMMENCED AND WILL COMMENCE ON THE DATE OF THE MAILING OF THE PROXY STATEMENT/PROSPECTUS TO FMG STOCKHOLDERS. THE DESCRIPTION CONTAINED THEREIN IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF FMG COMMON STOCK. THE SOLICITATION AND THE OFFER TO BUY SHARES OF FMG COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE, FORMS OF LETTERS OF TRANSMITTAL AND OTHER DOCUMENTS RELATING TO THE TENDER OFFER THAT FMG INTENDS TO FILE WITH THE SEC. ONCE FILED, FMG STOCKHOLDERS SHOULD READ THE TENDER OFFER STATEMENT AND THE OTHER DOCUMENTS RELATING TO THE TENDER OFFER CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, FMG STOCKHOLDERS WILL BE ABLE TO OBTAIN THE TENDER OFFER STATEMENT AND THE OTHER DOCUMENTS RELATING TO THE TENDER OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV, OR FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS.

Exhibit Index

Exhibit No.	Description

99.1	Amendment No. 4 to Registration Statement on Form S-4 (No. 333-150327) of FMG Acquisition Corp. filed on August 18, 2008 (incorporated herein by reference to such Registration Statement on Form S-4)